EXHIBIT 99.4

Interim Consolidated Financial Statements of

Algonquin Power & Utilities Corp.

For the quarters ended March 31, 2012 and 2011

(Unaudited)

 Algonquin Power & Utilities Corp.

 Interim Consolidated Balance Sheets

 (Unaudited)

 (thousands of Canadian dollars)

	March 31,	December 31,
	2012	2011

ASSETS
Current assets:

Cash and cash equivalents	$63,383	$72,887
Short term investments	833	833
Accounts receivable net of allowance for doubtful accounts of $326 and $385 (note 4)	39,208	44,394
Due from related parties (note 12)	2,144	2,275
Prepaid expenses	4,021	5,620
Supplies and consumables inventory	2,902	2,714
Notes receivable	495	482
Deferred tax asset	12,040	13,022
Income tax receivable	159	133
Regulatory assets (note 6)	2,526	2,458

	127,711	144,818

Long-term investments and notes receivable (note 5)	39,391	39,820

Deferred non-current income tax asset	69,967	67,671

Property, plant and equipment	944,035	945,956

Intangible assets	58,344	55,269

Goodwill	9,484	9,710

Restricted cash	3,844	4,693

Deferred financing costs	7,146	8,503

Non-current regulatory assets (note 6)	2,039	2,571

Other assets	3,598	3,577

	$1,265,559	$1,282,588

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:

Accounts payable	$10,292	$8,382
Accrued liabilities	45,868	47,102
Due to related parties (note 12)	1,578	1,795
Dividends payable	10,310	9,566
Regulatory liabilities (note 6)	2,632	2,469
Long-term liabilities (note 7)	1,650	1,624
Other long-term liabilities	1,038	1,037
Advances in aid of construction	593	604
Derivative instruments	2,855	2,935
Income tax liability	390	407
Deferred credit	6,545	6,314
Deferred income tax liability	756	723

	84,507	82,958

Long-term liabilities (note 7)	327,761	331,092

Convertible debentures (note 8)	62,460	122,297

Other long-term liabilities	10,830	11,027

Advances in aid of construction	73,362	74,547

Non-current regulatory liabilities (note 6)	19,515	19,184

Deferred non-current income tax liability	52,938	53,231

Derivative instruments	4,145	5,209

Deferred credits	29,370	30,348

Equity:

Shareholders’ capital	1,035,389	975,263
Additional paid-in capital	1,753	1,525
Deficit	(374,082)	(366,080)
Accumulated other comprehensive loss	(100,616)	(96,510)

Total Equity attributable to shareholders of Algonquin Power and Utilities Corp.	562,444	514,198

Non-controlling interest	38,227	38,497

Total Equity	600,671	552,695

Commitments and contingencies (note 13)

	$1,265,559	$1,282,588

 See accompanying notes to interim consolidated financial statements

 Algonquin Power & Utilities Corp.

 Interim Consolidated Statements of Operations

 (Unaudited)

 ( thousands of Canadian dollars, except per share amounts)

	Three months ended March 31
	2012	2011

Revenue:

Non-regulated energy sales	$30,617	$34,362
Regulated energy sales and distribution	19,386	22,850
Waste disposal fees	3,427	4,020
Regulated water reclamation and distribution	10,593	9,784
Other revenue	414	692
	64,437	71,708

Expenses

Operating	23,545	22,860
Regulated commodities purchased	11,783	13,244
Non-regulated fuel for generation	4,032	6,314
Depreciation of property, plant and equipment	9,645	10,308
Amortization of intangible assets	1,039	1,864
Administrative expenses	4,383	3,722
Loss on foreign exchange	477	35
	54,904	58,347

Operating income	9,533	13,361

Interest expense	8,731	8,018
Interest, dividend income and other income	(2,122)	(1,347)
Acquisition-related costs	2,378	753
Gain on derivative financial instruments (note 17 (b))	(63)	(429)
	8,924	6,995

Earnings from operations before income taxes	609	6,366

Income tax expense (recovery) (note 11)
Current	72	260
Deferred	(2,328)	(814)
	(2,256)	(554)

Net earnings	2,865	6,920

Net earnings attributable to non-controlling interests	591	1,904

Net earnings attributable to shareholders of Algonquin Power & Utilities Corp.	$2,274	$5,016

Basic net earnings per share (note 14)	$0.02	$0.05

Diluted net earnings per share (note 14)	$0.02	$0.05

 See accompanying notes to interim consolidated financial statements

 Algonquin Power & Utilities Corp.

 Interim Consolidated Statements of Comprehensive Income (Loss)

 (Unaudited)

 (thousands of Canadian dollars)

	Three months ended March 31

	2012	2011

Net earnings	$2,865	$6,920
Other comprehensive income (loss), before tax:
Foreign currency translation adjustment	(4,838)	(5,438)
Increase in pension obligation	(4)	-
Other comprehensive income, before tax	(4,842)	(5,438)
Income tax expense related to items of other comprehensive income	-	-
Other comprehensive income (loss), net of tax	(4,842)	(5,438)
Comprehensive income (Loss)	(1,977)	1,482
Less: comprehensive income attributable to the non-controlling interest	(145)	1,904

Comprehensive loss attributable to shareholders of Algonquin Power & Utilities Corp.	$(1,832)	$(422)

 See accompanying notes to interim consolidated financial statements

 Algonquin Power & Utilities Corp.

 Interim Consolidated Statements of Cash Flows

 (Unaudited)

 ( thousands of Canadian dollars )

	Three months ended March 31
	2012	2011

Cash provided by (used in):

Operating Activities:

Net earnings	$2,865	$6,920
Adjustments and items not affecting cash:
Depreciation of property, plant and equipment	9,645	10,308
Amortization of intangible assets	1,039	1,864
Other amortization	548	624
Deferred taxes	(2,328)	(814)
Unrealized gain on derivative financial instruments	(1,121)	(1,976)
Share-based compensation	228	121
Unrealized foreign exchange gain	-	(285)
Changes in non-cash operating items (note 15)	262	2,386
	11,138	19,148
Financing Activities:

Cash dividends	(7,881)	(5,728)
Cash distributions to non-controlling interest	(125)	(123)
Issuance of common shares	-	27,700
Deferred financing costs	(575)	(1,191)
Increase in long-term liabilities	-	70,122
Decrease in long-term liabilities	(329)	(962)
Increase in advances in aid of construction	39	39
Increase in other long-term liabilities	94	182
Decrease in other long-term liabilities	(68)	-
	(8,845)	90,039

Investing Activities:

Decrease in restricted cash	774	26
Increase in short-term investments	-	(9,623)
Increase in other assets	(1,264)	(4)
Distributions received in excess of equity income	265	1,987
Receipt of principal on notes receivable	116	842
Increase in non-controlling interest	-	1,350
Increase in long-term investments and notes receivable	-	(4,757)
Additions to property, plant and equipment	(10,644)	(3,581)
Additions to intangibles	(1,000)	-
Acquisitions of operating entities	-	(98,094)
	(11,753)	(111,854)

Effect of exchange rate differences on cash	(44)	(52)

Decrease in cash and cash equivalents	(9,504)	(2,719)

Cash and cash equivalents, beginning of the period	72,887	5,222

Cash and cash equivalents, end of the period	$63,383	$2,503

Supplemental disclosure of cash flow information:

Cash paid during the period for interest expense	$7,156	$5,208
Cash paid during the period for income taxes	$91	$47
Non-cash transactions
Property, plant and equipment acquisitions in accruals	$9,186	$-

 See accompanying notes to interim consolidated financial statements

 Algonquin Power & Utilities Corp.

 Interim Consolidated Statement of Equity

 (Unaudited)

 (thousands of Canadian dollars)

 For the three months March 31, 2012

		Additional

	Common	paid-in	Accumulated	Accumulated	Non-controlling
	Shares	capital	Deficit	OCI	interests	Total

Balance, December 31, 2011	$975,263	$1,525	$(366,080)	$(96,510)	$38,497	$552,695

Dividends declared and distributions to non-controlling interests	-	-	(8,625)	-	(125)	(8,750)

Conversion and redemption of convertible debentures	58,361	-	-	-	-	58,361

Issuance of common shares under employee share purchase plan	114	-	-	-	-	114

Dividends and issuance of shares under dividend reinvestment plan	1,651		(1,651)			-

Stock compensation expense	-	228	-	-	-	228

Net earnings			2,274		591	2,865

Other comprehensive loss	-	-	-	(4,106)	(736)	(4,842)

Balance, March 31, 2012	$1,035,389	$1,753	$(374,082)	$(100,616)	$38,227	$600,671

 See accompanying notes to interim consolidated financial statements

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

March 31, 2012 and 2011

(in thousands of Canadian dollars except as noted and amounts per share)

Algonquin Power & Utilities Corp. (“APUC” or the “Company”) is an incorporated entity under the Canada Business Corporations Act. APUC’s principal activity is the ownership of power generation facilities and water, gas and energy utilities, through investments in securities of subsidiaries including corporations, limited partnerships and trusts which carry on these businesses. The activities of the subsidiaries may be financed through equity contributions, interest bearing notes and third party project debt as described in the notes to the consolidated financial statements.

APUC’s power generation business unit conducts business under the name Algonquin Power Co. (“APCo”). APCo owns or has interests in renewable energy facilities and thermal energy facilities representing more than 450 MW of installed electrical generation capacity. APUC’s Utility Services business unit conducts business under the name of Liberty Utilities Co. (“Liberty Utilities”). Liberty Utilities businesses operate under two separately managed regions – Liberty Utilities (South) and Liberty Utilities (West). Liberty Utilities (South) currently owns a portfolio of utilities in the United States of America providing water or wastewater services in the states of Arizona, Texas, Missouri and Illinois. Liberty Utilities (West) currently owns a 50.001% interest in an electric distribution utility serving the Lake Tahoe region of California (the “California Utility. The regulated utility operating companies owned by Liberty Utilities are subject to rate regulation generally overseen by the public utility commissions of the states in which they operate (see note 6).

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

March 31, 2012 and 2011

(in thousands of Canadian dollars except as noted and amounts per share)

1.	Significant accounting policies

(a)	Basis of preparation:

The accompanying unaudited interim consolidated financial statements and accompanying notes have been prepared in accordance with U.S. generally accepted accounting principles in the United States (“U.S. GAAP”) and follow disclosures required under Regulation S-X Rule 10-10, Interim Financial Statements provided by the Securities and Exchange Commission (“SEC”).

The significant accounting policies applied to these unaudited interim consolidated financial statements of APUC are consistent with those disclosed in the audited consolidated financial statements of APUC for the year ended December 31, 2011 except as disclosed in note 2(a) below.

APUC’s operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results and, thus, one quarter’s operating results are not necessarily indicative of a subsequent quarter’s operating results. APUC’s hydroelectric energy assets are primarily “run-of-river” and as such fluctuate with the natural water flows. During the winter and summer periods, flows are generally slower, while during the spring and fall periods flows are heavier. APUC’s water and wastewater utility assets revenues fluctuate depending on demand for water. During drier, hotter periods of the year, which occurs generally in the summer, demand for water is generally higher than during cooler, wetter periods of the year. During the winter period the California Utility experiences higher demand for electricity than during the summer period since the utility serves a number of ski hills and resorts in the service territory.

(b)	Basis of consolidation:

The accompanying consolidated financial statements of APUC include the accounts of APUC and its wholly owned subsidiaries and variable interest entities (“VIEs”) where the Company is the primary beneficiary. Intercompany transactions and balances have been eliminated.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

March 31, 2012 and 2011

(in thousands of Canadian dollars except as noted and amounts per share)

2.	Recently issued accounting pronouncements

(a)	Recently adopted accounting pronouncements

In May 2011, the FASB issued ASC update No. 2011-04 “Fair Value Measurement (Topic 820)”. This Update amends the accounting and disclosure requirements for fair value measurements. The new guidance expands the disclosures about fair value measurements categorized within Level 3 of the fair value hierarchy and requires categorization by level of the fair value hierarchy for items that are not measured at fair value in the statement of financial position but for which the fair value is required to be disclosed. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

(b)	Recent accounting guidance not yet adopted

In December 2011, the FASB issued ASC update No. 2011-12, “Deferral of the Effective Date for Amendments to Presentation of Reclassification of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05”. The amendments in ASU No. 2011-12 defer the changes in ASU No. 2011-05 that relate to the presentation of reclassification adjustments out of AOCI. The adoption of this standard affects only presentation and is not expected to have significant impact the Company’s results of operations.

In December 2011, the FASB issued ASU 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities. This newly issued accounting standard requires an entity to disclose both gross and net information about instruments and transactions eligible for offset in the statement of financial position as well as instruments and transactions executed under a master netting or similar arrangement and was issued to enable users of financial statements to understand the effects or potential effects of those arrangements on an entities financial position. This ASU is required to be applied retrospectively and is effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013. As this accounting standard only requires enhanced disclosure, the adoption of this standard is not expected to have an impact the Company’s financial position or results of operations.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

March 31, 2012 and 2011

(in thousands of Canadian dollars except as noted and amounts per share)

3.	Business acquisitions and developments projects

(a)	Acquisition of solar energy project

On January 4, 2012, APCo acquired rights to develop a 10 MW-AC solar project located near Cornwall, Ontario which has been granted a Feed-in-Tariff contract by the Ontario Power Authority for a 20 year term at a rate of $443/MWh. The consideration for the contract is $4,500 plus additional contingent consideration of $3,500 that is based on achieving certain construction milestones. The transaction has been recorded as a purchase of intangibles assets. Following the completion of all regulatory submissions and approvals, construction of the solar facility is expected to begin in the second half of 2012, with a commercial operation date estimated in early 2013.

(b)	Power purchase agreement for Chaplin wind project

On February 28, 2012, APCo entered into a 25 year Power Purchase Agreement with SaskPower in connection with the development of a 177 –MW wind power project in the rural municipality of Chaplin, Saskatchewan, 200 km west of Regina, Saskatchewan. The project has a targeted commercial operation date of December, 2016. The 25 year power purchase agreement features an annual rate escalation provision of 0.6% throughout the term of the agreement.

(c)	Agreement to acquire New Hampshire electric and gas utilities

On December 9, 2010, Liberty Utilities entered into agreements to acquire all issued and outstanding shares of Granite State Electric Company, a regulated electric utility, and EnergyNorth Natural Gas Inc. a regulated natural gas utility from National Grid USA (“National Grid”) for total cash consideration of U.S. $285,000 plus working capital and subject to a final closing adjustment. Closing of the transaction is subject to certain conditions including state and federal regulatory approval, and is expected to occur in 2012.

In connection with these acquisitions, Emera has agreed to a treasury subscription of subscription receipts convertible into 12,000,000 APUC common shares upon closing of the transactions at a purchase price of $5.00 per share. The receipt of cash from Emera and issuance of the shares is contingent on closing of these acquisitions and consequently the subscription receipts have not been recorded in the financial statements.

(d)	Agreement to acquire Mid-West gas utilities

On May 13, 2011, Liberty Utilities entered into an agreement with Atmos Energy Corporation (“Atmos Energy”) to acquire certain regulated natural gas distribution utility assets (the “Mid-West Utilities”) located in Missouri, Iowa, and Illinois. Total purchase price for the Mid-West Utilities is approximately U.S. $124,000, subject to certain working capital and other closing adjustments.

Closing of the transaction is subject to certain conditions including state and federal regulatory approval, and is expected to occur in 2012.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

March 31, 2012 and 2011

(in thousands of Canadian dollars except as noted and amounts per share)

3.	Acquisitions (continued)

(e)	Acquisition of U.S. wind farms

On March 9, 2012, APCo entered into an agreement to acquire a 51% controlling interest in a 480 MW portfolio of four wind projects in the United States from Gamesa Corporación Tecnológica, S.A. (“Gamesa”) for total consideration of approximately U.S. $269 million. The portfolio will be acquired in two stages; closing of two existing wind farms is expected to occur in the second quarter of 2012 and the acquisition of the remaining two wind farms following their respective commissioning expected in early 2013.

4.	Accounts receivable

Accounts receivable as of March 31, 2012, include unbilled revenue of $6,921 (December 31, 2011- $11,304) in the regulated utilities. The unbilled revenue is an estimate of the amount of utility revenue since the date the meters were last read.

5.	Long-term investments and notes receivable

Long-term investments and notes receivable consist of the following:

	March 31,	December 31,
	2012	2011
32.4% of Class B non-voting shares of Kirkland Lake Power Corp.	$4,926	$4,926
25% of Class B non-voting shares of Cochrane Power Corporation	5,029	5,382
45% interest in the Algonquin Power (Rattle Brook) Partnership	3,594	3,784
50% interest in the Valley Power Partnership	1,774	1,676
Red Lily Subordinated loan, interest at 12.5%	6,565	6,565
Red Lily Senior loan, interest at 6.31%	13,000	13,000
Chapais Énergie, Société en Commandite interest at 10.789% and 4.91%, respectively	2,802	2,913
Silverleaf resorts loan, interest at 15.48%	2,016	2,056
Other	180	-

	39,886	40,302

Less: current portion	(495)	(482)

Total long term investments and notes receivable	$39,391	$39,820

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

March 31, 2012 and 2011

(in thousands of Canadian dollars except as noted and amounts per share)

6.	Regulatory matters

The Company’s regulated utility operating companies owned by Liberty Utilities are subject to regulation by the public utility commissions of the states in which they operate. The respective public utility commissions have jurisdiction with respect to rate, service, accounting procedures, issuance of securities, acquisitions and other matters. These utilities operate under cost-of-service regulation as administered by these state authorities. The Company`s regulated utility operating companies are accounted for under the principles of U.S. Financial Accounting Standards Board ASC Topic 980 Regulated Operations (“ASC 980”). Under ASC 980, regulatory assets and liabilities that would not be recorded under U.S. GAAP for non-regulated entities are recorded to the extent that they represent probable future revenues or expenses associated with certain charges or credits that will be recovered from or refunded to customers through the rate making process.

Liberty Utilities (West) filed a rate case in February 2012 for the prospective years of 2012-2013.

Regulatory assets and liabilities consist of the following:

	March 31, 2012	December 31, 2011

Regulatory assets:

Rate case costs	$ 2,066	$ 2,161

Alternative revenue program	2,331	2,789

Water testing costs	168	79

Total regulatory assets	$4,565	$ 5,029

Less current regulatory assets	2,526	2,458

Non-current regulatory assets	$2,039	$ 2,571

Regulatory liabilities

Energy costs adjustment	$ 7,203	$ 6,708

Cost of removal	14,944	14,945

Total regulatory liabilities	$ 22,147	$ 21,653

Less current regulatory liabilities	2,632	2,469

Non-current regulatory liabilities	$ 19,515	$ 19,184

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

March 31, 2012 and 2011

(in thousands of Canadian dollars except as noted and amounts per share)

7.	Long-term liabilities

Long term liabilities consist of the following:

	March 31,	December 31,
	2012	2011
APCo
Senior Unsecured Notes	$ 134,785	$ 134,778
Senior Debt Long Sault Rapids	38,817	39,033
Sanger Bonds	19,152	19,526
Senior Debt Chute Ford	3,998	4,072
Revolving credit facility	-	-
Liberty Utilities
Senior Unsecured Notes
California Pacific Electric Company, LLC	69,825	71,190
Liberty Water Co	49,875	50,850
Litchfield Park Service Company Bonds	11,626	11,868
Bella Vista Water Loans	1,333	1,399
Revolving credit facility	-	-
	$329,411	$332,716
Less: current portion	(1,650)	(1,624)
	$327,761	$331,092

Certain long-term debt issued at a subsidiary level relating to a specific operating facility is secured by the respective facility with no other recourse to APUC, APCo or Liberty Utilities. The loans have certain financial covenants, which must be maintained on a quarterly basis. Non compliance with the covenants could restrict cash distributions/dividends to Liberty Utilities, APCo and APUC from the specific facilities.

On January 19, 2012, Liberty Utilities entered into an agreement for a senior unsecured revolving credit facility (the “Liberty Facility”) with a three year term. Initially, U.S. $40,000 is available to support the operations of Liberty Utilities and its current subsidiaries. The credit available under the facility will increase to U.S. $100,000 upon the closing of either the New Hampshire electric and gas utilities (see note 3 (c)) or the Mid-West gas utilities (see note 3 (d)).

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

March 31, 2012 and 2011

(in thousands of Canadian dollars except as noted and amounts per share)

8.	Convertible Debentures

2012	Series 2A	Series 3	Total

Maturity date	2016	2017
	November 30	June 30

Interest rate	6.35%	7.00%

Conversion price per share	$6.00	$4.20

Carrying value at December 31, 2011	$ 59,726	$ 62,571	$ 122,297

Conversion to shares (note 9), net of costs	(59,729)	(111)	(59,840)

Amortization and accretion	3	-	3

Carrying amount at March 31, 2012	$ -	$62,460	$62,460

Face value at March 31, 2012	$ -	$62,460	$62,460

On February 24, 2012, the remaining principal amount of $59,967 of Series 2A Debentures were redeemed and converted into 10,322,518 shares of APUC (note 9).

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

March 31, 2012 and 2011

(in thousands of Canadian dollars except as noted and amounts per share)

9.	Shareholders’ capital

Number of common shares:

March 31,
2012

Common shares, beginning of period	136,122,780
Conversion and redemption of convertible debentures	10,348,942
Issuance of shares under the dividend reinvestment and employee share purchase plans	290,227

Common shares, end of period	146,761,949

On February 24, 2012, the remaining principal amount of $59,967 of Series 2A Debentures were redeemed and converted into 10,322,518 shares of APUC.

During the three month period ended March 31, 2012, $111 principal amount of Series 3 Debentures were converted at the option of the holders into 26,424 shares of APUC.

Subsequent to the quarter ended March 31, 2012, APUC issued an additional 298,320 shares under the dividend reinvestment plan.

Share-based compensation

On March 8, 2012, the Board of Directors of APUC (“Board”) approved the grant of 1,194,606 options to senior executives of the Company. The options allow for the purchase of common shares at a price of $6.22, the market price of the underlying common share at the date of grant. One-third of the options vest on each of January 1, 2013, 2014 and 2015. Options may be exercised up to eight years following the date of grant.

On April 3, 2012, 30,948 Deferred Share Units (“DSU”) were issued pursuant to the election of the Directors to defer a percentage of their 2011 and 2012 Director’s fee in the form of DSUs

For the quarter ended March 31, 2012, APUC recorded $243 (2011- $121) in total share-based compensation expense. No tax deduction was realized in the current year. The compensation expense is recorded as part of administrative expenses in the Consolidated Statement of Operations. The portion of share-based compensation costs capitalized as cost of construction is insignificant.

As at March 31, 2012, total unrecognized compensation costs related to non-vested options and share unit awards were $2,767 and $55 respectively, which are expected to be recognized over a period of 2.31 years and 1.75 years respectively.

10.	Cash dividends

All dividends of the Company are made on a discretionary basis as determined by the Board of the Company. During the quarter ended March 31, 2012, the Company declared cash dividends to shareholders totaling $10,276 (2011- $6,762) or $0.07 per common share (2011- $0.065 per common share).

On March 8, 2012, the Board declared a dividend on the Company’s shares of $0.07 per share payable on April 16, 2012 to the shareholders of record on March 30, 2012.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

March 31, 2012 and 2011

(in thousands of Canadian dollars except as noted and amounts per share)

11.	Income taxes

For the quarter ended March 31, 2012, the Company’s overall effective tax rate was different than the statutory rate of 26.25% (2011 28.25% ) due primarily to recognition of deferred credits, non-taxable inter-corporate dividend, higher tax rates in U.S. subsidiaries, change in valuation allowances, and non deductible expenses.

Included in deferred income tax recoveries for the three months ended March 31, 2012 is $747 (2011- $1,024) related to the recognition of deferred credits from the utilization of deferred income tax assets.

12.	Related party transactions

Certain executives of APUC are shareholders of Algonquin Power Management Inc. (“APMI”), the former manager of the Company. A member of the Board of Directors of APUC is an executive at Emera.

Transactions with APMI and Senior Executives

APUC has leased its head office facilities since 2001 from an entity owned by the shareholders of APMI on a triple net basis. Base lease costs for the quarter ended March 31, 2012 were $82 (2011 - $82).

APUC utilizes chartered aircraft, including the use of an aircraft owned by an affiliate of APMI, Algonquin Airlink Inc. For the three months ended March 31, 2012, APUC incurred costs in connection with the use of the aircraft of $60 (2011 - $71) and amortization expense related to the advance against expense reimbursements of $67 (2011 - $41). At March 31, 2012, the remaining amount of the advance was $212 (December 31, 2011 - $279) and is recorded in other assets.

Affiliates of APMI hold 60% of the outstanding Class B limited partnership units issued by the St. Leon Wind Energy LP (“St. Leon LP”), a subsidiary of APUC and the legal owner of the St. Leon facility. The related holders of the Class B units received cash distributions of $45 for the quarter ended March 31, 2012 (2011 - $44).

APMI is one of the two original developers of Red Lily I and both developers are entitled to a royalty fee based on a percentage of operating revenue and a development fee from the equity owner of Red Lily I. In 2011, APUC acquired APMI’s interest in this royalty for an amount of $600. This amount has been recorded as a purchase of intangible assets and the amount owing to APMI is included in accrued liabilities at March 31, 2012.

Staff managed by APUC have historically operated an additional three hydroelectric generating facilities not owned by APUC where Senior Executives hold an equity interest.

As at March 31, 2012, included in amounts due from related parties is $560 (2011 - $663) owed to APUC from APMI and included in amounts due to related parties is $1,578 (2011 - $1,795) owed to APMI. These amounts arise from the transactions described above.

Long Sault is a hydroelectric generating facility in which APUC acquired its interest in the facility by way of subscribing to two notes from the original developers. An affiliate of APMI is one of the original partners in the facility and is entitled to receive 5% of the after tax equity cash flows commencing in 2014.

On March 9, 2012, APUC and APMI’s Senior Executives (“the Parties”) agreed to a term sheet to resolve a number of the historic joint business associations between APUC and the Parties. The transaction is subject to finalization of definitive agreements which are expected to be completed in the second quarter of 2012.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

March 31, 2012 and 2011

(in thousands of Canadian dollars except as noted and amounts per share)

12.	Related party transactions (continued)

Transactions with APMI and Senior Executives (continued)

Under this term sheet, it is proposed that APUC will exchange its 45% interest in the 4MW Rattlebrook hydroelectric facility (including a $0.5 million positive working capital adjustment) in exchange for the Parties’ residual partnership interest in the Long Sault Rapids hydroelectric facility and the equity interest in the Brampton cogeneration plant. The agreement also settles outstanding fees potentially owing to APMI in respect of the following: the historic transactions including Sanger repowering project, the acquisition of the Clean Power Income Fund and the development of the Red Lily I wind project. No adjustment or amounts have been recorded in these financial statements as the transactions have not been finalized. The Company is currently evaluating the impact the settlement will have on the consolidated financial statements.

Transactions with Emera

A subsidiary of Emera provides lead market participant services for fuel capacity and forward reserve markets in ISO NE for the Windsor Locks facility. During the quarter ended March 31, 2012 APUC paid U.S. $91 (2011 – U.S. $61) in relation to this contract. In 2011, APUC provided a corporate guarantee to a subsidiary of Emera in an amount of U.S. $1,000 in conjunction with this contract.

For the quarter ended March 31, 2012, the Energy Services Business sold electricity to Maine Public Service Company (“MPS”), a subsidiary of Emera, amounting to U.S. $1,513 (2011 – U.S. $2,040). In 2011, APUC provided a corporate guarantee to MPS in an amount of U.S. $3,000 and a letter of credit in an amount of U.S $100, primarily in conjunction with a three year contract to provide standard offer service to commercial and industrial customers in Northern Maine.

As of March 31, 2012, included in amounts due from related parties is $1,588 (2011- $1,612) owed from Emera related to the unpaid contribution of their share of Liberty Energy (California) costs.

The above related party transactions have been recorded at the exchange amounts agreed to by the parties to the transactions.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

March 31, 2012 and 2011

(in thousands of Canadian dollars except as noted and amounts per share)

13.	Commitments and contingencies

Contingencies

APUC and its subsidiaries are involved in various claims and litigation arising out of the ordinary course and conduct of its business. Although such matters cannot be predicted with certainty, management does not consider APUC’s exposure to such litigation to be material to these financial statements. Accruals for any contingencies related to these items are recorded in the financial statements at the time it is concluded that its occurrence is probable and the related liability is estimable.

On October 21, 2011 the Québec Court of Appeal ordered a subsidiary of APUC to pay approximately $5.4 million (including interest) to the government of Québec relating to water lease payments that the APUC subsidiary has been paying to the St. Lawrence Seaway Management Corporation (“Seaway Management”) under its water lease with Seaway Management in prior years. The water lease with Seaway Management contains an indemnification clause which management believes mitigates this claim and management intends to vigorously defend its position. The potential unrecoverable loss, if any, for the related prior periods could be up to $5.6 million.

Commitments

In addition to the commitments related to the proposed acquisitions disclosed in note 3 the following significant commitments exist at March 31, 2012.

Legislation in the Province of Quebec requires technical assessments be made of all dams within the province and remediation of any technical deficiencies identified in accordance with the assessment. APUC is in the process of conducting the assessments as required. Based on assessments to date, some of which are preliminary, APUC has estimated the remaining potential remedial measures involving capital expenditures to be approximately $16,900 which may be required to comply with the legislation and which would be invested over a five year period or longer.

APUC has outstanding purchase commitments for long-term service agreements, capital project commitments and operating leases. Detailed below are estimates of future commitments under these arrangements:

	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter	Total

Purchased power	$44,214	$44,588	$45,361	$44,788	$33,142	$-	$212,093

Long term service agreements	4,422	4,092	4,174	4,257	4,342	71,906	93,193

Capital projects	12,660	-	-	-	-	-	12,660

Operating leases	1,084	543	317	171	4	-	2,119

Total	$62,380	$49,223	$49,852	$49,216	$37,488	$71,906	$320,065

Liberty Utilities (West) has entered into a five year all-purpose PPA with NV Energy to provide its full electric requirements at NV Energy’s “system average cost” rates. The PPA has an effective starting date of January 1, 2011 with a five year renewal option. The commitment amounts included in the table above are based on market prices as of March 31, 2012. However, the effects of purchased power unit cost adjustments are mitigated through a purchased power rate-adjustment mechanism.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

March 31, 2012 and 2011

(in thousands of Canadian dollars except as noted and amounts per share)

14.	Basic and diluted net earnings per share

Basic and diluted earnings per share have been calculated on the basis of net earnings attributable to the Company and the weighted average number of shares outstanding during the year. Diluted net income per share is computed using the weighted-average number of common shares and, if dilutive, potential common shares outstanding during the period. Potential common shares consist of the incremental common shares issuable upon the exercise of stock options, PSUs, DSUs, shareholders’ rights and convertible debentures. The dilutive effect of outstanding stock options, PSUs, DSUs and shareholders’ rights is reflected in diluted earnings per share by application of the treasury stock method while the dilutive effect of convertible debentures is reflected in diluted earnings per share by application of the as if converted method. The weighted average shares outstanding during the year are as follows:

	Three months ended March 31
	2012	2011

Weighted average shares – basic	140,582,077	103,988,566
Dilutive effect of share-based awards	482,608	106,537

Weighted average shares – diluted	141,064,685	104,095,103

The shares potentially issuable as a result of the convertible debentures and 1,659,925 stock options (2011 – 892,107) are excluded from this calculation as they are anti-dilutive.

15.	Non-cash operating items

The changes in non-cash operating items is comprised of the following:

	Three months ended March 31
	2011	2010

Accounts receivable	$4,752	$(1,238)
Related party balances	(85)	(755)
Supplies and consumable inventory	(188)	(316)
Income tax receivable	(25)	-
Prepaid expenses	1,598	(940)
Accounts payable	1,908	2,422
Accrued liabilities	(8,489)	3,093
Current income tax liability	(17)	256
Net regulatory assets and liabilities	808	(136)

	$262	$2,386

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

March 31, 2012 and 2011

(in thousands of Canadian dollars except as noted and amounts per share)

16.	Segmented information

APUC has two operating segments: APCo which owns or has interests in renewable energy facilities and thermal energy facilities and Liberty Utilities which owns and operates utilities in the United States of America providing water, wastewater and local electric distribution services.

Within APCo there are three divisions: Renewable Energy, Thermal Energy and Development. The Renewable Energy division operates the Company’s hydro-electric and wind power facilities. The Thermal Energy division operates co-generation, energy from waste, steam production and other thermal facilities. The Development division develops the Company’s greenfield power generation projects as well as any expansion of the Company’s existing portfolio of renewable energy and thermal energy facilities.

Effective July 2011, the Company changed its operational segments within Liberty Utilities to be aggregated and reported by geography territory. As a result Liberty Utilities reports results under Liberty Utilities (West) Region (currently consisting of Calpeco) and Liberty Utilities (South) Region (currently consisting of Liberty Water). No changes in the aggregation of segmented financial information were required as a result of this change. As additional utilities are acquired, additional reportable segments by geographic territory may be added.

Operational segments

APUC’s reportable segments are APCo - Renewable Energy, APCo - Thermal Energy and Liberty Utilities (South) and Liberty Utilities (West). The development activities of APCo are reported under Renewable Energy or Thermal Energy as appropriate. For purposes of evaluating divisional performance, the Company allocates the realized portion of the loss on financial instruments to specific divisions. This allocation is determined when the initial foreign exchange forward contract is entered into. The unrealized portion of any gains or losses on derivatives instruments is not considered in management’s evaluation of divisional performance and is therefore allocated and reported in the corporate segment. The interest rate swaps relate to specific debt facilities and gains and losses are allocated in the same manner as interest expense. Amounts relating to the convertible debentures are reported in the corporate segment.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

March 31, 2012 and 2011

(in thousands of Canadian dollars except as noted and amounts per share)

16.	Segmented information (continued)

Operational segments (continued)

The results of operations and assets for these segments are as follows:

		Three months ended March 31, 2012
	Algonquin Power			Liberty Utilities			Corporate	Total
	Renewable Energy	Thermal Energy	Total	South	West	Total
Revenue
Non-regulated energy sales	22,560	$8,057	$30,617	$-	$-	$-	$-	$30,617
Regulated energy sales and distribution	-	-	-	-	19,386	19,386	-	19,386
Waste disposal fees	-	3,427	3,427	-	-	-	-	3,427
Regulated water reclamation and distribution	-	-	-	10,593	-	10,593	-	10,593
Other revenue	313	101	414	-	-	-	-	414
Total revenue	22,873	11,585	34,458	10,593	19,386	29,979	-	64,437
Operating expenses	8,027	4,932	12,959	6,113	4,473	10,586	-	23,545
Regulated commodities purchased	-	-	-	-	11,783	11,783	-	11,783
Non-regulated fuel for generation	-	4,032	4,032	-	-	-	-	4,032
	14,846	2,621	17,467	4,480	3,130	7,610	-	25,077
Depreciation of property, plant and equipment	(3,989)	(2,668)	(6,657)	(1,934)	(1,054)	(2,988)	-	(9,645)
Amortization of intangible assets	(663)	(202)	(865)	(174)	-	(174)	-	(1,039)
Administration expenses	(1,403)	(487)	(1,890)	(306)	(350)	(656)	(1,837)	(4,383)
Loss on foreign exchange	-	-	-	-	-	-	(477)	(477)
Interest expense	(4,407)	(664)	(5,071)	(981)	(890)	(1,871)	(1,789)	(8,731)
Interest, dividend and other income	438	295	733	706	-	706	683	2,122
Acquisition related costs	(1,500)	-	(1,500)	(878)	-	(878)	-	(2,378)
Gain/(loss) on derivative financial instruments	(1,079)	-	(1,079)	-	-	-	1,142	63

Earnings / (loss) before income taxes	$ 2,243	$ (1,105)	$ 1,138	$ 913	$ 836	$ 1,749	$ (2,278)	$ 609
Property, plant and equipment	$424,465	159,085	583,550	203,651	156,834	360,485	-	944,035
Intangible assets	29,870	6,751	36,621	21,723	-	21,723	-	58,344
Total assets	485,941	186,098	672,039	246,573	186,739	433,312	160,208	1,265,559
Capital expenditures	2,859	6,209	9,068	1,202	1,351	2,553	23	11,644

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

March 31, 2012 and 2011

(in thousands of Canadian dollars except as noted and amounts per share)

16. Segmented information (continued)

Operational segments (continued)

		Three months ended March 31, 2011
	Algonquin Power			Liberty Utilities			Corporate	Total
	Renewable	Thermal
	Energy	Energy	Total	South	West	Total
Revenue
Non-regulated energy sales	$ 21,879	$12,483	$34,362	$-	$-	$-	$-	$34,362
Regulated energy sales and distribution	-	-	-		22,850	22,850		22,850
Waste disposal fees	-	4,020	4,020	-	-	-	-	4,020
Regulated water reclamation and distribution	-	-	-	9,784	-	9,784	-	9,784
Other revenue	501	191	692	-	-	-	-	692
Total revenue	22,380	16,694	39,074	9,784	22,850	32,634	-	71,708
Operating expenses	7,586	6,115	13,701	5,421	3,738	9,159	-	22,860
Regulated commodities purchased	-	-	-	-	13,244	13,244	-	13,244
Non-regulated fuel for generation	-	6,314	6,314	-	-	-	-	6,314
	14,794	4,265	19,059	4,363	5,868	10,231	-	29,290
Depreciation of property, plant and equipment	(4,293)	(2,809)	(7,102)	(1,958)	(1,248)	(3,206)	-	(10,308)
Amortization of intangible assets	(1,012)	(685)	(1,697)	(167)	-	(167)	-	(1,864)
Administration expenses	(1,281)	(455)	(1,736)	(96)	(93)	(189)	(1,797)	(3,722)
Foreign exchange loss	-	-	-	-	-	-	(35)	(35)
Interest expense	(2,055)	(420)	(2,475)	(979)	(967)	(1,946)	(3,597)	(8,018)
Interest, dividend and other income	420	88	508	109	-	109	730	1,347
Acquisition related costs	-	-	-	-	(753)	(753)	-	(753)
Gain/(loss) on derivative financial instruments	(852)	-	(852)	-		-	1,281	429

Earnings/(loss) before income taxes	$ 5,721	$ (16)	$ 5,705	$ 1,272	$ 2,807	$ 4,079	$ (3,418)	$ 6,366
Property, plant and equipment	$408,008	$146,702	$554,710	$196,560	$142,768	$339,328	$546	$894,584
Intangible assets	27,870	22,228	50,098	21,767	-	21,767	-	71,865
Total assets	464,767	189,343	654,110	232,314	175,068	407,382	114,330	1,175,822
Capital expenditures	959	(192)	767	1,416	1,358	2,774	40	3,581
Acquisition of operating entities	-	-	-	-	98,094	98,094	-	98,094

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

March 31, 2012 and 2011

(in thousands of Canadian dollars except as noted and amounts per share)

16.	Segmented information (continued)

Operational segments (continued)

All energy sales are earned from contracts with large public utilities. The following utilities contributed more than 10% of these total revenues in either 2012 or 2011: Hydro Québec 19% (2011 - 16%), Manitoba Hydro 21% (2011 – 18%), and Hydro Ontario 11% (2011 - 10%). The Company has mitigated its credit risk to the extent possible by selling energy to these large utilities in various North American locations.

APUC and its subsidiaries operate in the independent power and utility industries in both Canada and the United States. Information on operations by geographic area is as follows:

	Three months ended March 31
	2012	2011
Revenue
Canada	$22,249	$22,400
United States	42,188	49,308
	$64,437	$71,708
Property, plant and equipment
Canada	$474,039	$461,775
United States	469,996	432,809
	$944,035	$894,584
Intangible assets
Canada	$29,870	$42,754
United States	28,474	29,111
	$58,344	$71,865
Other assets
Canada	$3,598	$1,377
United States	-	-
	$3,598	$1,377

Revenues are attributed to the two countries based on the location of the underlying generating and utility facilities.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

March 31, 2012 and 2011

(in thousands of Canadian dollars except as noted and amounts per share)

17.	Financial instruments

a)	Fair value of financial instruments

March 31, 2012
	Carrying	Fair
	amount	Value	Level 1	Level 2	Level 3
Notes receivable	$24,382	$24,382	$ -	$ -	$24,382
Total financial assets	$24,382	$24,382	$ -	$ -	$24,382
Long-term liabilities	329,411	339,050	-	339,050	-
Convertible debentures	62,460	87,550	87,550	-	-
Interest rate swaps	5,793	5,793	-	5,793	-
Energy forward purchase contracts	1,207	1,207	-	1,207	-
Total financial liabilities	$398,871	$433,600	$87,550	$346,050	$ -

December 31, 2011
	Carrying	Fair
	amount	Value	Level 1	Level 2	Level 3
Notes receivable	$24,534	$24,534	$ -	$ -	$24,534
Total financial assets	$24,534	$24,534	$ -	$ -	$24,534
Long-term liabilities	332,716	338,264	-	338,264	-
Convertible debentures	122,297	162,195	162,195	-	-
Interest rate swaps	6,975	6,975	-	6,975	-
Energy forward purchase contracts	1,169	1,169	-	1,169	-
Total financial liabilities	$463,157	$508,603	$162,195	$346,408	$ -

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principle or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

—	Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.
—

Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

—

Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

March 31, 2012 and 2011

(in thousands of Canadian dollars except as noted and amounts per share)

17.	Financial instruments (continued)

a)	Fair value of financial instruments (continued)

The Company has determined that the carrying value of its short-term financial assets and liabilities approximates fair value at March 31, 2012 and December 31, 2011 due to the short-term maturity of these instruments.

Notes receivable fair values have been determined using a discounted cash flow method, using estimated current market rates for similar instruments adjusted for estimated credit risk as determined by management. Such estimate is significantly influenced by unobservable data and therefore this fair value is subject to estimation risk.

APUC has long-term liabilities at fixed interest rates and variable rates. The estimated fair value is calculated using the current interest rates. The fair value of convertible debentures is determined using quoted market price.

The fair value of derivative instruments is estimated using forward pricing data obtained from brokers and market participants, net of estimated credit risk.

The Red Lily conversion option is measured at fair value on a recurring basis using unobservable inputs (Level 3). The fair value is based on an income approach using an option pricing model that includes various inputs such as energy yield function from wind, estimated cash flows and a discount rate of 8.5%. The Company used a discount rate believed to be most relevant given the business strategy. There was no change in fair value of $0 during the quarters ended March 31, 2012 or 2011.

Fair value estimates are made at a specific point in time, using available information about the financial instrument. These estimates are subjective in nature and often cannot be determined with precision.

The Company’s accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer. There was no transfer into or out of level 1, level 2 or level 3 during the three months ended March 31, 2012 or 2011.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

March 31, 2012 and 2011

(in thousands of Canadian dollars except as noted and amounts per share)

17.	Financial instruments (continued)

b)	Effect of derivative instruments on the Consolidated Statement of Operations

Loss/(gain) on derivative financial instruments consist of the following:

	Three months ended March 31
	2012	2011

Change in unrealized loss/(gain) on derivative financial instruments:
Foreign exchange contracts	$-	$(45)
Interest rate swaps	(1,182)	(980)
Energy forward purchase contracts	61	(950)
Total change in unrealized gain on derivative financial instruments	$(1,121)	$(1,975)

Realized loss/(gain) on derivative financial instruments:
Foreign exchange contracts	$(20)	$694
Interest rate swaps	527	533
Energy forward purchase contracts	551	319
Total realized loss on derivative financial instruments	$1,058	$1,546

Gain on derivative financial instruments	$(63)	$(429)

(d)	Risk management

In the normal course of business, the Company is exposed to financial risks that potentially impact its operating results. The Company employs risk management strategies with a view to mitigating these risks to the extent possible on a cost effective basis. Derivative financial instruments are used to manage certain exposures to fluctuations in exchange rates, interest rates and commodity prices. The Company does not enter into derivative financial agreements for speculative purposes.

This note provides disclosures relating to the nature and extent of the Company’s exposure to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk and interest rate risk, and how the Company manages those risks.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company’s financial instruments that are exposed to concentrations of credit risk are primarily cash and cash equivalents, short term investments, accounts receivable and notes receivable. The Company limits its exposure to credit risk with respect to cash equivalents by ensuring available cash is deposited with its senior lenders in Canada all of which have a credit rating of A or better. The Company does not consider the risk associated with accounts receivable to be significant as over 80% of revenue from Power Generation is earned from large utility customers having a credit rating of BBB or better, and revenue is generally invoiced and collected within 45 days.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

March 31, 2012 and 2011

(in thousands of Canadian dollars except as noted and amounts per share)

17.	Financial instruments (continued)

The remaining revenue is primarily earned by the Utility Services business unit which consists of water and wastewater utilities and an electric utility in the United States. In this regard, the credit risk related to Utility Services accounts receivable balances of U.S. $17,673 is spread over thousands of customers. The Company has processes in place to monitor and evaluate this risk on an ongoing basis including background credit checks and security deposits from new customers. In addition the state regulators of the Company’s utilities allow for a reasonable bad debt expense to be incorporated in the rates and therefore ultimately recoverable from rate payers.

As at March 31, 2012 the Company’s exposure to credit risk for these financial instruments was as follows:

	March 31, 2012
	Canadian $	US $
Cash and cash equivalents and restricted cash	$52,265	$14,999
Short term investments	833	-
Accounts receivable	13,977	25,622
Allowance for Doubtful Accounts	-	(327)
Notes Receivable	22,366	2,021

	$89,441	$42,315

There are no material past due amounts in accounts receivable.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity risk is to ensure, to the extent possible, that it will always have sufficient liquidity to meet liabilities when due. As at March 31, 2012, in addition to cash on hand of $63,383 the Company had $116,408 available to be drawn on its senior debt facilities. The senior credit facilities contains covenants which may limit amounts available to be drawn. The Company`s liabilities mature as follows:

	Due less	Due 2 to	Due 4 to	Due after	Total
	than 1	3 years	5 years	5 years
	year
Long term debt obligations	$1,650	$3,775	$9,550	$314,436	$ 329,411
Convertible debentures	62,460	-	-	-	62,460
Advances in aid of construction	593	-	-	73,362	73,955
Interest on long term debt	25,019	39,947	36,702	66,981	168,649
Accounts payable and due to related parties	11,870	-	-	-	11,870
Accrued liabilities	45,868	-	-	-	45,868
Derivative financial instruments:
Interest rate swaps	2,042	3,157	594	-	5,793
Energy swaps	813	394	-	-	1,207
Capital lease payments	205	260	10	48	523
Other obligations	1,091	516	516	7,724	9,847

Total obligations	$151,611	$48,049	$47,372	$462,551	$709,583

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

March 31, 2012 and 2011

(in thousands of Canadian dollars except as noted and amounts per share)

17.	Financial instruments (continued)

Foreign currency risk

The Company periodically uses a combination of foreign exchange forward contracts and spot purchases to manage its foreign exchange exposure on cash flows generated from the U.S. operations. APUC only enters into foreign exchange forward contracts with major Canadian financial institutions having a credit rating of A or better, thus reducing credit risk on these forward contracts.

At March 31, 2012 and December 31, 2011, the Company had no outstanding forward foreign exchange contracts.

Interest rate risk

The Company is exposed to interest rate fluctuations related to certain of its floating rate debt obligations, including certain project specific debt and its revolving credit facility, its interest rate swaps as well as interest earned on its cash on hand. The Company does not currently hedge that risk.

In connection with the project debt at the St. Leon facility which was repaid in 2011, APCo previously entered into an interest rate swap to hedge the floating interest rate on the project debt. This swap was not terminated when the St. Leon debt was repaid. Under the terms of the swap, the Company pays a fixed interest rate of 4.47% on a notional amount of $66.0 million and receives floating interest at 90 day CDOR, up to the expiry of the swap in September 2015. At March 31, 2012, the estimated fair value of the interest rate swap was a liability of $5,793 (December 31, 2011 – liability of $6,975). This interest rate swap is not being accounted for as a hedge and consequently, changes in fair value are recorded in earnings as they occur.

Market risk

APCo provides energy requirements to various customers under contracts at fixed rates. While the production from the Tinker Assets are expected to provide a portion of the energy required to service these customers, APUC anticipates having to purchase a portion of its energy requirements at the ISO NE spot rates to supplement self-generated energy.

This risk is mitigated though the use of short term financial forward energy purchase contracts which are derivative instruments. In January 2011, APUC entered into electricity derivative contracts with Nextera for a term ending February 2014, which are net settled fixed-for-floating swaps whereby APUC will pay a fixed price and receive the floating or indexed price on a notional quantity of 136,423 MW-hrs of energy over the remainder of the contact term at an average rate of approximately $51.08 per MW-hr. The estimated fair value of these forward energy hedge contracts at March 31, 2012 was a net liability of $1,207 (December 31, 2011 - $1,169). These contracts are not accounted for as hedges and changes in the fair value are recorded in earnings as they occur.

18.	Comparative figures

Certain of the comparative figures have been reclassified to conform with the financial statement presentation adopted in the current year.